UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-166998-03

BUZZCO SUB, L.P.

(Exact name of registrant as specified in its charter)

c/o Centre Partners Management, LLC 30 Rockefeller Plaza, 50th Floor New York, NY 10020 212-332-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.75% Senior Secured Notes due 2015, Guarantees of 7.75% Senior Secured Notes due 2015

(Title of each class of security covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero.

Pursuant to the requirements of the Securities Exchange Act of 1934, Buzzco Sub, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 19, 2011	By:	/s/ John Stiker
Name: John Stiker
Title: Vice President and Secretary of Buzzco GP, LLC, general partner of Buzzco Sub, L.P.